FOLEY & LARDNER LLP ATTORNEYS AT LAW
555 SOUTH FLOWER STREET, SUITE 3500 LOS ANGELES, CA 90071-2411 213.972.4500 TEL 213.486.0065 FAX foley.com
	January 28, 2009	WRITER’S DIRECT LINE 213.972.4557 jatkin@foley.com EMAIL
VIA EDGAR		CLIENT/MATTER NUMBER 037840-0102

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	UTC North American Fund, Inc. (the “Fund”) Registration Nos. 33-37426 and 811-6194 Preliminary Proxy Statement on Schedule 14A

Filed on January 16, 2009

Ladies and Gentlemen:

        On behalf of the Fund, this letter sets forth the responses of the Fund to the oral comments of the staff of the Securities and Exchange Commission (the “Commission”), Division of Investment Management (the “Staff”), made on January 27, 2009, respecting the above-referenced Preliminary Proxy Statement of the Fund (the “Proxy Statement”). The comments of the Staff are provided below (in italics) along with the corresponding response of the Fund. Capitalized terms in this letter have the meanings assigned to them in the Proxy Statement unless otherwise defined.

GENERAL COMMENT

1.	Tandy Statement

The Staff requested that in connection with responding to the comments of the Staff, we provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 28, 2009

Response: We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MANAGEMENT PROPOSAL NO. 1 –
APPROVAL OF NEW INVESTMENT ADVISORY AGREEMENT

2.	“Description of New Agreement” (Page 2)

The Staff requested that the Proxy Statement provide clarification as to the similarities between the Current Agreement and the New Agreement related to expenses.

Response: The Fund will revise the third (3rd) paragraph of “Description of New Agreement”to read as follows:

“The New Agreement contains terms and conditions that are substantially identical to the Current Agreement in all material respects. In particular, the compensation rate under the New Agreement, the duties of the investment adviser under the New Agreement and the term of the New Agreement are identical to the compensation rate under the Current Agreement, the duties of the investment adviser under the Current Agreement and the term of the Current Agreement, respectively.”

MANAGEMENT PROPOSAL NO. 2 –
APPROVAL OF CHANGES TO FUNDAMENTAL INVESTMENT RESTRICTIONS

3.	“Discussion” (Page 7)

The Staff requested that the Proxy Statement include a disclosure that the removal of certain fundamental investment restrictions will reduce shareholder control over the activities of the Fund.

Response: The Fund will revise the last sentence of the third (3rd) paragraph of “Discussion” to read as follows:

“However, the proposed revisions to the Fund’s investment restrictions will reduce shareholder control over the investment activities of the Fund, and if certain changes are approved (for example, greater authority to borrow money or to purchase restricted securities) and the Fund utilizes that increased authority, the Fund may be subject to higher risks than previously.”

Securities and Exchange Commission
January 28, 2009

4.	“Proposal 2.A Margin Transactions” (Page 8)

The Staff requested that the Proxy Statement include additional information of the downside risks associated with margin transactions.

Response: The Fund will revise the second (2nd) paragraph of “Proposal 2.A Margin Transactions” to read as follows (added text in bold):

“Margin transactions involve the purchase of securities with money borrowed from a broker or elsewhere. Currently, the Fund has a fundamental investment restriction that prohibits margin transactions, except where, for example, borrowing is necessary for the clearance of transactions. When a fund purchases securities on margin, it only pays part of the purchase price and borrows the remainder. As a borrowing, a fund’s purchase of securities on margin is subject to the limitations and risks of borrowing (see a discussion below). For example, to the extent that the Fund purchases securities on margin, the positive or negative performance by the Fund’s investments may be magnified. Any decline in the value of securities purchased would cause the net asset value of the Fund’s shares to decrease more rapidly than otherwise would be the case. In addition, if the value of the securities purchased on margin decreases such that the Fund’s borrowing with respect to the security exceeds the maximum permissible borrowing amount, the Fund would be required to make margin payments. The Fund’s obligation to satisfy margin calls might require the Fund to sell securities at an inappropriate time.”

5.	“Proposal 2.D Commodities” (Page 10)

The Staff requested that the Proxy Statement include additional information of the downside risks associated with buying and selling commodities.

Response: The Fund will revise the fourth (4th) paragraph of “Proposal 2.A Commodities” to read as follows (added text in bold):

Securities and Exchange Commission
January 28, 2009

“If the Fund were to invest in a commodity or a commodity related instrument, it would be subject to the additional risks of the particular commodity and its related market. The value of commodities and commodity-related instruments can be extremely volatile and may be affected either directly or indirectly by a wide range of factors. The Fund’s prospectus would be amended to disclose these risks prior to investing a material portion of the Fund’s portfolio in commodities. These risks include the risk that the market for some commodities may be illiquid. Certain commodities markets may impose limits on the fluctuations permitted in contract prices during a single trading day, thereby preventing the prompt liquidation of commodities positions and potentially subjecting the Fund to substantial losses. Commodities positions may incur losses due to unanticipated market movements which are potentially unlimited. A small investment in a commodity could have a potentially large negative impact on the Fund’s performance. Finally, there may be times when commodity contracts are difficult to value.”

*  *  *

        Should any questions arise, or should the Staff desire additional information, please contact Jeffery R. Atkin at (213) 972-4557 or Richard L. Teigen at (414) 297-5660 of Foley & Lardner LLP.

Very truly yours,

/s/ Jeffery R. Atkin Jeffery R. Atkin